FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces Third Quarter 2005 Results

• Revenues up 4% quarter-on-quarter

• Third consecutive quarter of positive operating and net profit

Issy-les-Moulineaux, France – October 27, 2005 – Wavecom SA (NASDAQ: WVCM; Euronext Eurolist compartment C: AVM; ISIN: FR0000073066), a leader in pre-packaged wireless communications solutions for automotive, industrial (machine-to-machine) and mobile professional applications, today announced financial results for its third quarter ended September 30, 2005.

Ron Black, chief executive officer commented “We are especially pleased to report a 4% growth in revenues quarter-on-quarter, for what is traditionally the slowest quarter of the year.  The core vertical applications business grew in each region, indicating that we are continuing to win business across the board.  In addition, we reported our third consecutive profitable quarter, continuation of high gross margins, and an improved cash position over the previous quarter.  On the product front we announced our next generation Open AT® software, supporting EDGE and many new functions tailored to industrial markets.  We believe our growing emphasis on software for industrial wireless communication is becoming a clear market differentiator.”

Third Quarter 2005 Financial Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP).  Condensed consolidated financial tables are provided at the end of this release.

Revenues:  Third quarter 2005 revenues were €31.9 million which is an increase of 4% from the previous quarter.  This increase reflects a strong performance from our core vertical markets business which was €28.6 million, or 90% of total revenues.

Sales increased in each of our three geographic regions, with a breakdown of regions as follows:  EMEA (Europe, Middle-east and Africa):  59%, APAC (Asia-Pacific):  29% and The Americas:  12%.

The customer portfolio remained balanced with no single customer representing more than 9% of total revenues in the third quarter. The top ten customers, 4 of which are distributors, combined represented 56% of revenues as compared to 62% in the previous quarter.

Backlog:  Backlog as of September 30, 2005 increased 19% to reach €36.6 million, compared to €30.8 million at the end of the previous quarter, and was made up of 90% vertical applications, compared to 77% at June 30, 2005.  As noted previously by management, backlog consists of orders on hand for the next 12 months, but is not necessarily predictive of revenue in the quarter to come as we have significantly reduced our manufacturing cycle time and are able to deliver product much more quickly than in the past.  For this quarter, however, we have begun to see signs of lead-times increasing for some components, such as flash memories, and therefore have communicated to customers that they need to place orders in a more timely manner in order to ensure delivery schedules.

Gross Margin:  Gross margin was 48%, one percentage point higher as compared to the previous quarter.  As in the past two quarters, gross margin exceeded our previously-stated model range of 33% to 35%.  This continued high gross margin is the result of a number of factors, the most important being the Company’s refining its product management process, eliminating low-margin products from the portfolio, and the sale of some previously-considered obsolete products.

Operating Expenses:  Total operating expenses for the third quarter 2005 were €13.1 million, compared to €12.7 million in the second quarter 2005.  The restructuring plans undertaken in 2004 were completed during the third quarter and accounted for expenses of €0.2 million.  Operating expenses for R&D, Sales and Marketing and G&A remained flat as compared to the second quarter of 2005.

Profit:  Operating profit for the third quarter was €2.1 million, compared to €1.6 million of operating profit in the second quarter.  Net profit for the third quarter was €2.8 million, or €0.19 per share, as compared to €3.8 million, or €0.25 per share, in the second quarter 2005.  Wavecom recorded a net foreign exchange gain of €0.4 million for the third quarter 2005, compared to a €2.0 million gain in previous quarter.

Cash: Wavecom’s cash position was €60 million at September 30, 2005, increasing from €57 million at June 30, 2005.  This increase was a result of continued excellent operating performance in inventory reduction and supply chain management.

Business news:

•

Introduction of our latest OpenAT® software, which includes EDGE for the Q2687 module, as well as real-time OS, 9 power modes, memory expansion capabilities and multiple peripheral interfaces -- features  that are all tailored for industrial wireless solutions.

•

Commerciant, a US-based company selected Wavecom technology as the base for its newest point of sale payment terminals, a growing market in the U.S.

•

Extension of Wavecom’s distributor network to include Acal for all of Northern Europe, now including the UK and Arrow Dicopel in Mexico.

•

Wavecom signed a joint marketing agreement with US-based Airbiquity, to address the growing wireless market for automobiles.

Outlook:

Wavecom management has identified numerous variables that can influence revenues in the current quarter including higher demand, potential licensing deals, a changing product mix and a tightening component supply.  Based on current information, we expect revenues to increase moderately to strongly versus last quarter.  Management added that gross margin for the fourth quarter of 2005 should continue to exceed 40%. Total operating expenses should be on the order of €13.5 million to €14.5 million.

General Assembly:

Wavecom plans to call a General Assembly of the shareholders shortly, in order to increase the cap price on the share buy-back program from €10 to € 22.50 per share, given the current market price.  In addition, approval will be sought to authorize various types of employee share equity programs as management intends to use equity as a key element of employee compensation.

Conference Call:

Today at 3:00 p.m. Paris time, Wavecom management will host a conference call commenting on its third quarter 2005 results.  Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its fourth quarter/full year 2005 results on February 9, 2006 at 7:00 a.m. Paris time to be followed in the afternoon by a conference call hosted by management commenting on the results.

About Wavecom

Wavecom is a leading worldwide leader in pre-packaged wireless communication solutions for automotive, industrial and mobile professional applications. Wavecom's solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), San Diego (USA), and Darmstadt (Germany). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) in the U.S.

www.wavecom.com

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Director, Communications and Investor Relations	Lovallo Communications Group, LLC
Tel. +33 1 46 29 41 81	Tel: + 1 203-431-0587
lisaann.sanders@wavecom.com	Johnlovalloirpr@sbcglobal.com

This press release contains forward-looking statements that relate to the company's future business performance, operating expenses and financial results and objectives.  Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful  in implementing its strategic reorientation, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, changes in foreign currency exchange rates, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results.  As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

-- Financial Tables Follow –

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30,	June 30,	September 30,
	2004	2005	2005
	Euro	Euro	Euro
Revenues :
Product sales	36,235	30,306	31,289
Technology development and other services	184	420	614
	36,419	30,726	31,903
Cost of revenues :
Cost of goods sold	27,264	16,050	16,442
Cost of services and licensing	1,825	334	220
	29,089	16,384	16,662
Gross profit	7,330	14,342	15,241
Operating expenses :
Research and development	10,187	6,034	5,646
Sales and marketing	4,108	2,910	2,757
General and administrative	6,266	4,513	4,463
Restructuring costs	5,182	(711)	233
Total operating expenses	25,743	12,746	13,099
Operating income (loss)	(18,413)	1,596	2,142
Interest income and other financial income, net	174	235	271
Foreign exchange gain, net	389	1,981	441
Total financial income	563	2,216	712
Gain (loss) before minority interests and income taxes	(17,850)	3,812	2,854
Minority interests	-	-	-
Gain (loss) before income taxes	(17,850)	3,812	2,854
Income tax expense (benefit)	309	21	8
Net income (loss)	(18,159)	3,791	2,846
Basic net gain (loss) per share	(1.18)	0.25	0.19
Diluted net gain (loss) per share	(1.18)	0.24	0.18
Number of shares used for computing :
- basic net income (loss) per share	15,342,435	15,349,945	15,349,945
- diluted net income (loss) per share	15,342,435	15,491,724	15,774,128

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2004	2005
	Euro	Euro
Revenues :
Product sales	113,092	96,463
Technology development and other services	1,017	1,144
Licensing revenue	-	3,391
	114,109	100,998
Cost of revenues :
Cost of goods sold	84,315	53,530
Cost of services and licensing	5,490	613
	89,805	54,143
Gross profit	24,304	46,855
Operating expenses :
Research and development	38,641	17,549
Sales and marketing	11,721	8,715
General and administrative	24,323	13,491
Impairment of intangible assets	1,768	-
Restructuring costs	11,431	1,607
Total operating expenses	87,884	41,362
Operating income (loss)	(63,580)	5,493
Gain on sales of long-term investments	1,166	-
Interest income and other financial income, net	1,349	761
Foreign exchange gain, net	2,846	3,869
Total financial income	5,361	4,630
Gain (loss) before minority interests and income taxes	(58,219)	10,123
Minority interests	-	-
Gain (loss) before income taxes	(58,219)	10,123
Income tax expense (benefit)	47	408
Net income (loss)	(58,266)	9,715
Basic net gain (loss) per share	(3.81)	0.63
Diluted net gain (loss) per share	(3.81)	0.62
Number of shares used for computing :
- basic net income (loss) per share	15,309,144	15,349,945
- diluted net income (loss) per share	15,309,144	15,571,751

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At September 30,
	2004	2005
	Euro	Euro
ASSETS
Current assets :
Cash and cash equivalents	53,318	60,012
Accounts receivable, net	22,864	23,678
Inventory, net	16,409	7,577
Value added tax recoverable	1,102	546
Prepaid expenses and other current assets	5,481	5,074
Total current assets	99,174	96,887
Other assets :
Other intangible and tangible assets, net	12,617	7,123
Long-term investments	9,017	3,566
Other assets	5,295	4,237
Research tax credit	1,486	1,532
Deferred tax assets	9,617	9,617
Total assets	137,206	122,962

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities :
Accounts payable	36,393	28,091
Accrued compensation	8,089	5,674
Other accrued expenses	32,217	21,649
Current portion of capitalized lease obligations	466	282
Deferred revenue and advances received from customers	820	334
Other liabilities	731	283
Total current liabilities	78,716	56,313

Long-term liabilities :
Long-term portion of capitalized lease obligations	302	115
Other long-term liabilities	1,732	1,406
Total long-term liabilities	2,034	1,521

Minority interests	-	-

Shareholders' equity :
Shares, Euro 1 nominal value, 15,511,518 shares authorized, issued and outstanding at
September 30, 2005 (15,506,290 at December 31, 2004)	15,506	15,512
Additional paid-in capital	137,039	137,057
Treasury stock at cost (156,345 shares at September 30, 2005 and December 31, 2004)..	(1,312)	(1,312)
Retained deficit	(93,344)	(83,629)
Accumulated other comprehensive loss	(1,433)	(2,500)
Total shareholders' equity	56,456	65,128
Total liabilities and shareholders' equity	137,206	122,962

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

Nine months ended September 30,
	2004	2005

	Euro	Euro
Cash flows from operating activities :
Net income (loss)	(58,266)	9,715
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Amortization of intangible and tangible assets	12,503	5,430
Reversal of impairment of tangible assets	(716)	(236)
Loss on sales and retirement of tangible assets	19	1,057
Reversal of long term investment depreciation	(550)	-
Impairment of intangible assets	1,768	-
Amortization of deferred stock-based compensation	350	-
Net decrease in cash from working capital items	(7,364)	(13,766)
Net cash providied (used) by operating activities	(52,256)	2,200
Cash flows from investing activities :
Acquisition (disposal) of long term investments	(79)	5,451
Purchase of minority interest in Arguin	(1,768)	-
Purchases of intangible and tangible assets	(3,185)	(1,429)
Proceeds from sale of intangible and tangible assets	28	851
Proceeds from sale of long term investments	1,638	-
Net cash provided by (used in) investing activities	(3,366)	4,873
Cash flows from financing activities :
Principal payments on capital lease obligations	(704)	(363)
Proceeds from exercise of stock options and founders' warrants	712	24
Net cash provided by (used in) financing activities	8	(339)
Effect of exchange rate changes on cash and cash equivalents	(93)	(40)
Net increase (decrease) in cash and cash equivalents	(55,707)	6,694
Cash and cash equivalents, beginning of period	110,705	53,318
Cash and cash equivalents, end of period	54,998	60,012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 27, 2005	By:	/s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer